                                                                     EXHIBIT 99




AMF BOWLING WORLDWIDE     INTERNATIONAL HEADQUARTERS      Post Office Box 15060
                 804.730.4000 Telephone 804.730.1313 Facsimile

           8100 AMF Drive                 Richmond, Virginia 23227
           Richmond, Virginia 23111



       FOR IMMEDIATE RELEASE              CONTACT:    STEPHEN E. HARE
       AUGUST 14, 1997                                CHIEF FINANCIAL OFFICER
                                                      (804) 730-4401

[AMF LOGO]                                              EARNINGS RELEASE

               AMF BOWLING WORLDWIDE REPORTS AN INCREASE OF 32% IN
                   OPERATING CASH FLOW FOR THE SECOND QUARTER

Richmond, VA, August 14, 1997 -- AMF Bowling Worldwide today reported revenue of $160.5 million for the quarter ended June 30, 1997 compared with $114.8 million for the second quarter of 1996, an increase of 39.8%. Operating cash flow (earnings before net interest expense, income taxes, depreciation and amortization, and other income and expenses, net, or "EBITDA") was $35.6 million in the current quarter compared with $26.9 million for the second quarter of 1996, an increase of 32.3%. For the six months ended June 30, 1997, the Company reported revenue of $318.1 million compared with $237.5 million for the six months ended June 30, 1996, an increase of 33.9%. Operating cash flow was $85.8 million for the six months ended June 30, 1997 compared with $65.8 million for the six months ended June 30, 1996, an increase of 30.4%. Operating results for 1996 are presented on a pro forma basis to provide more meaningful comparisons with 1997.

OPERATING RESULTS BY BUSINESS

AMF's Bowling Centers generated a revenue increase of 43.1% to $92.6 million and an operating cash flow increase of 34.4% to $21.1 million for the second quarter of 1997 versus 1996. Revenue and operating cash flow for the quarter ended June 30, 1997 were favorably impacted by the inclusion of results for the 130 bowling centers acquired since May 1996, and by increases in lineage and average price per game. EBITDA margin (EBITDA as a percent of revenue) declined from 24.3% in 1996 to 22.8% in 1997. Margins were reduced by the increased mix of U.S. bowling centers which experience seasonally lower results during the second quarter than international centers. In addition, certain international markets, especially Japan, generated reduced EBITDA margins. For the six months ended June 30, 1997, Bowling Centers generated revenue of $201.1 million and operating cash flow of $63.0 million. This compares to revenue of $147.2 million and operating cash flow of $48.3 million for the six months ended June 30, 1996, on a pro forma basis. EBITDA margin declined for the six months ended June 30 from 32.8% in 1996 to 31.3% in 1997.

AMF's Bowling Products generated a revenue increase of 35.1% to $72.7 million and an increase in operating cash flow of 43% to $19.3 million for the second quarter of 1997 versus 1996. EBITDA margin increased from 25.1% in 1996 to 26.6% in 1997. For the six months ended June 30, 1997, Bowling Products generated revenue of $124.7 million and operating cash flow of $31.3 million. This compares to revenue of $96.8 million and operating cash flow of $22.9 million for the six months ended June 30, 1996, on a pro forma basis. EBITDA margin improved for the six months ended June 30 from 23.7% in 1996 to 25.1% in 1997.

The improvement in operating performance for Bowling Products during the first half of 1997 resulted primarily from increased levels of New Center Product ("NCP") shipments to several markets including China, Japan, and Malaysia. NCP order rates remained strong during the second quarter, with a total backlog of 2,182 units as of June 30, 1997 versus 1,444 units as of June 30, 1996.

AMF ALWAYS MEANS FUN!

PAGE 2 -  AMF BOWLING WORLDWIDE REPORTS AN INCREASE OF 32% IN
          OPERATING CASH FLOW FOR THE SECOND QUARTER


ACQUISITION PROGRAM

In May 1996, the Company launched an ongoing acquisition program for bowling centers in the U.S. and selected international markets. On April 24, 1997, the Company completed the acquisition of the American Recreation Centers chain consisting of 43 bowling centers. In total since May 1996, the Company has acquired 127 bowling centers in the U.S., including six during July, seven in the United Kingdom and two in Australia. The combined purchase price for these acquisitions was approximately $249.6 million and has been funded with a $40.0 million equity contribution from its institutional stockholders, $209.0 million of borrowings from the Acquisition Facility under its Bank Credit Agreement, and from internally generated cash of the Company. As a result of these acquisitions, AMF owns or operates 327 U.S. and 87 international bowling centers as of July 31, 1997.


JOINT VENTURES UPDATE

On April 21, 1997, AMF entered into a $40 million joint venture with Hong Leong Corporation Limited, a Singapore-based conglomerate. The joint venture, owned 50% each by AMF and Hong Leong, initially plans to build and operate up to 20 bowling centers to be located in the Philippines, Malaysia, Indonesia, Thailand, Vietnam and China. AMF will be the exclusive bowling equipment supplier and will provide a variety of training and technical services to the joint venture.

In June 1997, the Company signed an agreement to enter into a joint venture arrangement of approximately $100 million with Playcenter S.A., a Sao Paulo-based amusement and entertainment company. This joint venture to be owned 50% by the Company and 50% by Playcenter, is expected to build or assume ownership of, and operate, up to 39 bowling centers in Brazil and Argentina during the next four years.

The Company estimates its total investment in these joint ventures to approximate $26 million and expects each joint venture to arrange construction financing on a non-recourse basis to AMF.

FINANCING UPDATE

In May 1997, the Company completed an amendment to its $780 million Amended and Restated Bank Credit Agreement to increase the flexibility and borrowing capacity of its ongoing acquisition program. As a result, the Company increased the availability for borrowings under its Acquisition Facility to $230 million. As of July 31, 1997, $144 million was outstanding under this Acquisition Facility.

AMF Bowling Worldwide, headquartered in Richmond, Virginia, is the largest owner and operator of bowling centers in the world. AMF is also one of the world's leading manufacturers and marketers of bowling products.

                            AMF BOWLING WORLDWIDE (1)

                                FINANCIAL SUMMARY
                                  (IN MILLIONS)


                                             QUARTER ENDED JUNE 30,                    SIX MONTHS ENDED JUNE 30,
                                       -------------------------------------    ---------------------------------------
                                                  1997              1996(2)                 1997               1996(2)
                                       ----------------      ---------------    ----------------      -----------------

Revenue                                         $160.5               $114.8              $318.1                 $237.5

EBITDA(3)                                         35.6                 26.9                85.8                  65.8



                                                          CAPITALIZATION
                                                          --------------

                                                                         JUNE 30, 1997            DECEMBER 31, 1996
                                                                       -------------------      ------------------------

Cash and Cash Equivalents                                                          $16.6                         $43.6
                                                                       ===================      ========================

Debt:
    Working Capital Facility                                                       $30.0                           $--
    Acquisition Facility                                                           112.0                          73.6
    Term Loans                                                                     535.9                         491.0
    10 7/8% Senior Subordinated Notes                                              250.0                         250.0
    12 1/4% Senior Subordinated Discount Notes                                     291.4                         274.7
    Other Debt                                                                       2.0                           2.0
                                                                       -------------------      ------------------------
Total Debt                                                                       1,221.3                       1,091.3
Stockholder's Equity                                                               391.4                         408.7
                                                                       -------------------      ------------------------
Total Capitalization                                                            $1,612.7                      $1,500.0
                                                                       ===================      ========================

-------------------------------
    (1) AMF Group Holdings Inc.

    (2) Pro forma operating results for 1996 have been presented to provide a more meaningful comparison with 1997. The pro forma results include operations for the Predecessor Company ("AMF Bowling Group") through April 30, 1996 and for the Company ("AMF Group Holdings Inc.") since May 1, 1996 (the closing date of the "Acquisition"). Pro forma adjustments: (i) eliminate two bowling centers retained by the Sellers;
        (ii) eliminate a one-time charge in April 1996 for special bonus payments of $44 million which were substantially funded by the Sellers prior to the Acquisition; and (iii) reclassify certain Bowling Centers administrative costs of $0.7 million and $1.7 million and Bowling Products administrative costs of $0.6 million and $2.1 million for the three and six months ended June 30, 1996, respectively, to Corporate.

    (3) Represents a measure of operating cash flow defined as earnings before net interest expense, income taxes, depreciation and amortization, and other income and expenses, net.

                          AMF BOWLING WORLDWIDE (1)

                             SEGMENT INFORMATION
                                (IN MILLIONS)

                                   FIRST QUARTER       SECOND QUARTER        THIRD QUARTER       FOURTH QUARTER         YEAR
                                   -------------       --------------        -------------       --------------         ----


1997 Revenue
------------
Bowling Centers                        $108.5                 $92.6                                                      $201.1
Bowling Products                         52.0                  72.7                                                       124.7
Intersegment Elimination                (2.9)                 (4.8)                                                       (7.7)
                                      -------               -------                                                     -------
TOTAL                                  $157.6                $160.5                                                      $318.1

1996 Revenue(2)
------------
Bowling Centers                         $82.5                 $64.7               $65.4                $94.7             $307.3
Bowling Products                         43.0                  53.8                68.8                 86.5              252.1
Intersegment Elimination                (2.8)                 (3.7)               (2.4)                (1.6)             (10.5)
                                      -------               -------             -------              -------            -------
TOTAL                                  $122.7                $114.8              $131.8               $179.6             $548.9

1997 EBITDA(3)
-----------
Bowling Centers                         $41.9                 $21.1                                                       $63.0
Bowling Products                         12.0                  19.3                                                        31.3
Corporate                               (3.6)                 (4.7)                                                       (8.3)
Intersegment Elimination                (0.1)                 (0.1)                                                       (0.2)
                                      -------               -------                                                     -------
TOTAL                                   $50.2                 $35.6                                                       $85.8

1996 EBITDA (2) (3)
-----------
Bowling Centers                         $32.6                 $15.7               $15.4                $31.9              $95.6
Bowling Products                          9.4                  13.5                19.1                 20.6               62.6
Corporate                               (2.5)                 (1.4)               (2.3)                (4.8)             (11.0)
Intersegment Elimination                (0.6)                 (0.9)                 0.0                (0.2)              (1.7)
                                      -------               -------             -------              -------            -------
TOTAL                                   $38.9                 $26.9               $32.2                $47.5             $145.5


--------------------------
  See notes (1-3) to Financial Summary.